Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-191243-01

October 8, 2013

Mid-America Apartments, L.P.

$350,000,000

4.300% Senior Notes due 2023

Pricing Term Sheet

This pricing term sheet relates only to the securities described below and should be read together with Mid-America Apartments, L.P.’s preliminary prospectus supplement dated October 8, 2013 (the “preliminary prospectus supplement”) and the accompanying prospectus dated September 18, 2013 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Mid-America Apartments, L.P. (the “Operating Partnership”)

Security:	4.300% Senior Notes due October 15, 2023

Principal Amount:	$350,000,000 aggregate principal amount

Maturity Date:	October 15, 2023

Interest Rate:	4.300% per year, accruing from October 16, 2013

Interest Payment Dates:	Payable semi-annually on April 15 and October 15, commencing April 15, 2014

Price to Public:	99.047% of the principal amount, plus accrued interest, if any

Benchmark Treasury:	2.500% due August 15, 2023

Benchmark Treasury Yield:	2.619%

Spread to Benchmark Treasury:	+180 basis points

Yield to Maturity:	4.419%

Optional Redemption:	Prior to July 15, 2023, make-whole redemption at the Treasury Rate (as defined) plus 30 basis points plus (except as otherwise provided in the preliminary prospectus supplement) accrued and unpaid interest. On and after July 15, 2023, at a redemption price equal to 100% of the principal amount plus (except as otherwise provided in the preliminary prospectus supplement) accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Trade Date:	October 8, 2013

Settlement Date:	October 16, 2013 (T+5)

Use of Proceeds:	The Operating Partnership intends to use the net proceeds to repay borrowings outstanding under the revolving credit facility. Pending application of the net proceeds for the purposes described above, the Operating Partnership may temporarily invest the net proceeds in short term securities.

CUSIP / ISIN:	59523UAA5 / US59523UAA51

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Jefferies LLC

UBS Securities LLC

Co-Managers:	KeyBanc Capital Markets Inc.

U.S. Bancorp Investments, Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

Regions Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533 or Wells Fargo Securities, LLC toll-free at 800-326-5897.

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